Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated September 30, 2003

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   ☒

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on September 30, 2003, entitled "NEW STATOIL EXECUTIVE VICE PRESIDENT".

NEW STATOIL EXECUTIVE VICE PRESIDENT

As of 30 September Eldar Sætre will serve as acting chief financial officer and executive vice president and member of Statoil`s (OSE: STL, NYSE: STO) corporate executive committee.

He will be responsible for the following staff functions: corporate control, planning and accounting; group finance; investor relations; legal affairs; information management and technology; corporate services and corporate audit.

The human resources function will report to acting chief executive Inge K Hansen. This also applies to the health, safety and the environment function, and the Snøhvit project.

Mr Sætre (47) is a business economist. He joined Statoil in 1980 and has held a number of positions in the group. Mr Sætre became senior vice president for corporate control, planning and accounting in 1998.

Further information from:

Kristofer Hetland, public affairs manager, +47 51 99 47 00 (office), +47 905 01 937 (mobile)

Mari Thjømøe, vice president for investor relations, +47 51 99 77 90 (office), +47 907 77 824 (mobile)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: September 30, 2003	By:	/S/ Inge. K. Hansen Inge K. Hansen Chief Financial Officer